United States securities and exchange commission logo





                              June 28, 2023

       Diego Rojas
       Chief Executive Officer
       HNR Acquisition Corp
       3730 Kirby Drive, Suite 1200
       Houston, TX 77098

                                                        Re: HNR Acquisition
Corp
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed June 16, 2023
                                                            File No. 001-41278

       Dear Diego Rojas:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

       Questions and Answers About the Purchase and Special Meeting
       Q: What happens if the Purchase is not consummated?, page 12

   1. Please revise your disclosure to clarify that the MIPA may currently be terminated by the
                                                        Seller.
       Q: Under what circumstances may the MIPA be terminated?, page 16

   2. Please expand your disclosure to discuss that the MIPA may currently be terminated and that following the
redemption of the public shares that occurred as a result of the special meeting of the
stockholders of HNRA on May 11, 2023, you no longer have sufficient funds within the Trust
account to complete the business combination without securing additional financing to
pay the cash consideration under the current terms of the MIPA.
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp
Comapany
June       NameHNR Acquisition Corp
     28, 2023
June 28,
Page 2 2023 Page 2
FirstName LastName
Unaudited Pro Forma Combined Financial Information
Note 4 - Adjustments to Unaudited Pro Forma Combined Financial Information, page 74

3. Please revise Note (D) to include details of all costs included in the $4,750,000 adjustment amount to Retained earnings (accumulated deficit).
4. Please revise Note (O) to provide details of the $345,833 adjustment to General and administrative expense for the three months ended March 31, 2023 as your current disclosure is duplicative with Note (U) which explains the $2,883,333 adjustment to
         General and administrative expense for the fiscal year ended December 31, 2022.
Proposal No. 1-The Purchase Proposal
HNRA's Board's Reasons for the Approval of the Purchase, page 95

5. The disclosure on page 96 indicates the purchase price of $493 million excludes an additional $293 million for development reserves. The disclosure also refers to a subsequent Cobb report that appears to include $126.4 million out of a total asset value of
         $519.8 million for certain Seven Rivers PUD waterflood reserves.

         Please expand your disclosure to explain in greater detail what comprises the additional
         $293 million for    development    reserves and how this figure and
the $493 million
         purchase price relates to the total asset value of approximately $519.8 million as of
         December 31, 2022.
Fairness Opinion of RSI & Associates, Inc., page 99

6. We note your response to prior comment 9 and reissue it in part. Please revise to discuss in greater detail each of the material analysis conducted by RSI & Associates and provide support for the ultimate conclusions reached in each analysis. For example, please provide qualitative and quantitative disclosure supporting the determination that the value estimate for Pogo using DFE was significantly higher than the proposed offering and that the value estimates of price to earnings exceeded the proposed offering while price to revenue fell within an acceptable range of value.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Pogo, page 134

7. We note to comply with Rule 8-08 of Regulation S-X you have updated the financial statements for both HNRA and Pogo in the preliminary proxy to include unaudited interim financial statements for the three months ended March 31, 2023 and 2022 as well as you
         have updated the related management   s discussion and analysis (MD&A)
sections to
         include this interim period financial information. However, you have removed MD&A
         pertaining to Pogo   s audited financial statements for the fiscal
years ended December 31,
         2022 and 2021. MD&A must cover the financial statement periods included in the filing.
         Please refer to the instructions to paragraph (b) of Item 303 of Regulation S-K and reinsert
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp
Comapany
June       NameHNR Acquisition Corp
     28, 2023
June 28,
Page 3 2023 Page 3
FirstName LastName
         Pogo   s MD&A information that encompasses these two most recently completed fiscal
         years.
Liquidity and Capital Resources, page 138

8. Please disclose details of the agreement Pogo entered into with its banking institution on
         June 2, 2023 in which we understand the borrowing base was lowered and the hedge transaction requirement was waived.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
HNRA
Liquidity and Capital Resources and Going Concern, page 156

9. We note following the redemption of the public shares that occurred as a result of the special meeting of the stockholders of HNRA on May 11, 2023, you no longer have sufficient funds within the Trust account to complete the business combination without securing additional financing to pay the cash consideration under the current terms of the
         MIPA under any of the scenarios presented. Please include a discussion of this liquidity issue and detail the actions being taken to secure additional financing to complete the business combination. Refer to Item 303(b)(1)(i) of Regulation S-K. Beneficial Ownership of Securities, page 173

10. We note your revised disclosure in response to prior comment 16 and reissue it in part.
         Please revise your beneficial ownership table to disclose your Sponsor's current beneficial interest in voting securities as well as the expected beneficial ownership following the purchase under both the no redemption and maximum redemption scenarios. In that regard, we note your disclosure on page 22 and elsewhere that your Sponsor is the beneficial owner of 3,006,250 shares of SPAC Common Stock. In addition, please expand your beneficial ownership table to quantify the number of shares beneficially owned by each beneficial owner following the Purchase under both the no redemption and maximum redemption scenarios.
Note 12. Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited) Standardized Measure of Discounted Future Net Cash Flows, page F-62

11. The disclosure on pages 50 and 130 indicates the activities and related costs associated with your asset retirement obligations are not discretionary and must be incurred to comply with federal, state and local laws and regulations governing the plugging and abandonment of wells, closure or decommissioning of production facilities and pipelines, and site restoration. As noted in prior comment 18, each individual line item and the related components within a line item specific to the calculation of the standardized measure are required pursuant to FASB ASC 932-235-50-31 parts a through f. Therefore, omitting your asset retirement costs is inconsistent with the required disclosure in FASB
 Diego Rojas
HNR Acquisition Corp
June 28, 2023
Page 4
         ASC 932.

         The FASB definition of    Discounted Future Net Cash Flows Related to
Proved Oil and
         Gas Reserves    notes that future cash flows related to the settlement
of an asset retirement
         obligation are included in the disclosure. Furthermore, the references to FASB ASC 932-
         235-50-30, 50-31, and 55-6 under Amendments to the XBRL Taxonomy in the
         Accounting Standards Update, Extractive Activities-Oil and Gas (Topic
932) do not
         specify that selected costs may be excluded in the calculation based on a preconditioned outcome or impact based on materiality. Accordingly, we are not in agreement with the conclusion set forth in your response and reissue our prior comment.

         Please restate your presentation of the standardized measure for each period to include the undiscounted costs for dismantlement, restoration, and abandonment of the existing wells
         (including both active and inactive wells on leases) and future proved undeveloped locations, net of estimated residual salvage values, as part of the line item for future development costs and expand your discussion to clarify such costs are included to comply with FASB ASC 932-235-50-36.

         This comment also applies to the comparable disclosure in the reserve reports included as
         Annex D and E, respectively. To the extent that these costs are intentionally omitted in the referenced reserve reports, the disclosure in each report under the
section    Professional
         Guidelines    should be revised to clarify that the estimates conform
to the FASB
         Accounting Standards Codification Topic 932 with the exception for the exclusion of future income taxes and property abandonment costs. Alternatively, revise each report to include these costs and modify the related discussion under the
section    Property
         Abandonment.
General

12. We note that EF Hutton was an underwriter for the initial public offering of HNRA.
         Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from EF Hutton or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact
         your deal or the deferred underwriting compensation owed for HNRA   s
initial public
         offering.
13. Please update your disclosure to discuss the current status of the expected amendment to the MIPA and debt financing. In that regard, we note you disclose that the Company is negotiating an amendment to the MIPA to adjust the Cash Consideration and increase the
       Seller Promissory Note amount issued to the Sellers by up to $10 million in the event of
FirstName LastNameDiego Rojas
       redemptions. We also note you disclose that you are currently negotiating term sheets for
Comapany   NameHNR
       a debt financing Acquisition
                        and that youCorp
                                     believe at least one offer will be
documented as a written
       commitment
June 28, 2023 Page 4 by June 30, 2023.
FirstName LastName
 Diego Rojas
FirstName  LastNameDiego Rojas
HNR Acquisition  Corp
Comapany
June       NameHNR Acquisition Corp
     28, 2023
June 28,
Page 5 2023 Page 5
FirstName LastName
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Matthew Ogurick